

November 5, 2013

Via E-mail
Mr. Art Agolli
Chief Executive Officer
Petrosonic Energy, Inc.
914 Westwood Boulevard, No. 545
Los Angeles, CA 90024

Re: **Petrosonic Energy, Inc.**
        Amendment No. 4 to Registration Statement on Form S-1
        Filed October 21, 2013
        File No. 333-186580
        Amendment No. 3 to Form 10-K for the Fiscal Year Ended
        December 31, 2012
        Filed October 21, 2013
        File No. 000-53881

Dear Mr. Agolli:

We have reviewed your amended filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

With respect to the comments relating to your Exchange Act filings, please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 1 that "neither the Company nor any of its officers or directors contributed information to, or assisted in the production of, or had any

participation in, or financed the newsletter in any way. Furthermore, the company did not compensate Tobin Smith, ChangeWave, Inc., NBT Communications, Beaumont Media LLC or Belmont Group Ltd. for disseminating the newsletter." Please advise us whether the company had any direct or indirect investor relations activities with Tobin Smith or any other investor relations companies since September 1, 2012. Please revise your disclosure to address whether you have engaged any other person or entity for investor relations or similar activities since September 1, 2012. If so revise your disclosure to address the investor relations provided, identify who provided the investor relations, and indicate the amounts paid for these investor relations activities, directly or indirectly whether by the company or any of its affiliates. Please revise your disclosure to confirm, if true, that the company did not directly or indirectly compensate Tobin Smith, ChangeWave, Inc., NBT Communications, Beaumont Media LLC or Belmont Group Ltd. for engaging in investor relations, for disseminating the Spring 2013 Next Big Thing Investor newsletter or any other newsletters. Finally, we note that Art Agolli appears to have contributed information to and participated in the production of the Tobin Smith's interview of Art Agolli dated January 20, 2013.

2. We note your response to comment 6 in our letter dated October 12, 2013. Please revise to include your response in a separate section in the registration statement which addresses investor relations, advertising and promotions. We note your response that "other than services for website maintenance and press releases, the Company did not incur material advertising and promotion expenses during the period ended June 30, 2013." Please revise to also address the material advertising and promotion expenses during the period ended June 30, 2013.

Our Business, page 26

3. We note your response to comment 8 of our letter dated October 12, 2013. Please file Exhibit 10.1 in its entirety in accordance with Item 601(b)(10) of Regulation S-K. We specifically note that you did not attach Exhibit A titled "Letter Of Intent between Art Agolli and Sonoro Energy Ltd.", dated April 12, 2012, to Exhibit 10.1. We may have further comment.

Part II
Information Not Required in the Prospectus

Recent Sales of Unregistered Securities, page 57

4. We note your revised disclosure in response to comment 12 of our letter dated October 12, 2013 and we reissue the comment. In this regard, we note several unregistered sales, listed in your response to comment 10 of our letter dated August 14, 2013 that do not appear under this heading. Please revise to provide Regulation S-K Item 701 disclosure as applicable or advise why disclosure is not required.

Form 10-K for the Fiscal Year Ended 2012

5. Please revise the Form 10-K to update the incorporation by reference for Exhibit 10.8, in accordance with comment 3 above.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jamie Kessel at (202) 551-3727 or Tia Jenkins, Senior Assistant Chief Accountant, at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters.   Please contact Erin Wilson at (202) 551-6027 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director

cc: Kevin Friedmann, Esq.
        Richardson & Patel LLP